EXHIBIT 99.1

Stantec and Kleinfelder awarded Architecture-Engineering Contract for Dam/Levee Safety by the US Army Corps of Engineers

First task order to provide critical flood risk management program services for the City of Stockton and surrounding Lower San Joaquin River basin

EDMONTON, Alberta and NEW YORK, Oct. 28, 2021 (GLOBE NEWSWIRE) -- NYSE, TSX:STN

The US Army Corps of Engineers (USACE) Sacramento District has awarded Stantec and Kleinfelder an Architect-Engineer Civil Works/Dam Safety/Levee Safety Program Design Services contract with a capacity of US$110 million. Partnering as Kleinfelder-Stantec, a Joint Venture, the firms will provide a full spectrum of design and construction phase services for USACE’s Civil Works projects across the USACE South Pacific Division. The team will also support projects for the Military, Military Construction (MILCON), Interagency and International Services (IIS), and Hazardous, Toxic, and Radioactive Wastes (HTRW).

Under this multiple award task order contract, the Kleinfelder-Stantec team will support the USACE Sacramento District with the delivery of a large portfolio of programs and projects related to water infrastructure. These include critical flood risk management and dam safety projects throughout the region; environmental management and restoration; response to natural and manmade disasters; and engineering and technical services to the Army, Department of Defense, and other Federal agencies.

The team was recently awarded a US$17.3-million task order under the contract to provide geotechnical investigation and design support for the Lower San Joaquin River Levee Improvement Project. The project aims to reduce overall flood risk in the Stockton metropolitan area, which is at risk of flooding from levee failure that could threaten the safety of people, property, and critical infrastructure throughout the area.

“In partnership with Kleinfelder, we’re incredibly excited to support USACE Sacramento on critical water infrastructure, flood risk management, and dam safety projects across the region,” said Chris Williams, senior vice president for Stantec’s US Federal Program. “Our collective team has deep expertise in the technical, regulatory, and environmental compliance requirements necessary to design, build, and maintain these key projects, and we look forward to building on our longstanding partnership with USACE.”

“With Kleinfelder founded 60 years ago in Stockton, we take great pride in being able to help USACE and its stakeholders achieve a higher level of protection and resiliency for our neighbors,” said Kleinfelder vice president and area manager, Mark W. Connelly. “It is hard to put into words the excitement and satisfaction that comes from knowing that our efforts will reduce the potential for catastrophic flooding in the community where we live and work,” added Kleinfelder project manager Steven Wiesner, a lifelong resident of Stockton.

Stantec is recognized as an innovator in the delivery of flood risk management, coastal storm risk reduction, and ecosystem restoration projects that support USACE’s mission across the country. For more than 60 years, Stantec has provided dam and levee safety design solutions for USACE nationwide through condition assessments, inspections, engineering studies, stability evaluations, issue evaluations, design modifications, design documentation reports, and construction quality assurance.

Kleinfelder has supported the USACE Sacramento District under a variety of contracts for geotechnical design and investigations since 1986, executing important geotechnical engineering and construction work at USACE dams throughout the Sacramento District and South Pacific Division. At the forefront of risk-based dam and levee safety methodologies, Kleinfelder applies expertise in geotechnical, geologic, seismic, environmental, civil, structural, hydrologic, and hydraulic engineering services to develop solutions for a variety of complex challenges at civil works, dam, and levee sites.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

About Kleinfelder
Kleinfelder. Bright People. Right Solutions. Founded in 1961, Kleinfelder is a leading engineering, design, construction management, construction materials inspection and testing, and environmental professional services firm. Kleinfelder now employs more than 2,400 professionals and operates from over 85 office locations in the United States, Canada, and Australia. The company is headquartered in San Diego, California. Poised for growth, Kleinfelder continues to provide high-quality solutions for our diverse client base. Visit Kleinfelder.com or follow us on LinkedIn/Kleinfelder.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 632-6319	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

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